Filed pursuant to Rule 424(b)(3)

File No. 333-263434

File No. 333-263438

File No. 333-263448

File No. 333-263293

File No. 333-263450

TEUCRIUM CORN FUND

TEUCRIUM SUGAR FUND

TEUCRIUM SOYBEAN FUND

TEUCRIUM WHEAT FUND

TEUCRIUM AGRICULTURAL FUND

Supplement dated May 10, 2024

to

Prospectuses dated April 30, 2024

This supplement updates the prospectuses dated April 30, 2024 of the Teucrium Corn Fund, Teucrium Sugar Fund, Teucrium Soybean Fund, Teucrium Wheat Fund, and Teucrium Agricultural Fund, with the following information. It should be read in its entirety and kept together with your prospectus(es) for future reference.

Legal Matters. The following information replaces the “Litigation and Claims” section in each prospectus that appears under the caption “Legal Matters.”

Litigation and Claims

A settlement agreement (“Agreement”), by and among the Teucrium Trading, LLC, Salvatore Gilbertie, Carl Miller III, Cory Mullen-Rusin, Steve Kahler, and Dale and Barbara Riker, was entered into as of April 26, 2024 and became effective on May 10, 2024.  The Agreement resolves all of the claims raised in the actions captioned Dale Riker v. Sal Gilbertie et al., C.A. 656794/2020 (N.Y. Supreme Court), Sal Gilbertie, et. al. v. Dale Riker, et al., C.A. 2020-1018-LWW (Del. Ch.) and Dale Riker, et al. v. Teucrium Trading, LLC, C.A. 2022-1030-LWW (Del. Ch.).

THE OFFERING – The Sponsor

The following information replaces the eighth paragraph under the “THE OFFERING -- The Sponsor” section of the prospectus:

Ownership or “membership” interests in the Sponsor are owned by persons referred to as “members.” The Sponsor currently has three voting or “Class A” members – Mr. Sal Gilbertie, Mr. Carl N. Miller III, and Van Eck Associates Corporation – and a small number of non-voting or “Class B” members who have provided working capital to the Sponsor. Mr. Gilbertie and Van Eck Associates Corporation each currently owns 45.74% of the Sponsor’s Class A membership interests, while Mr. Miller holds the remainder, which is 8.52%.

The following information replaces the first paragraph of the “THE OFFERING – The Sponsor – Management of the Sponsor” section of the prospectus:

Management of the Sponsor

In general, under the Sponsor’s Amended and Restated Limited Liability Company Operating Agreement, as amended from time to time, the Sponsor (and as a result the Trust and each Fund) is managed by the officers of the Sponsor.  The Chief Executive Officer of the Sponsor is responsible for the overall strategic direction of the Sponsor and has general control of its business. The Chief Investment Officer and President of the Sponsor is primarily responsible for new investment product development with respect to the Funds. The Chief Operating Officer has primary responsibility for trade operations, trade execution, and portfolio activities with respect to the Fund. The Chief Financial Officer, Chief Accounting Officer and Chief Compliance Officer act as the Sponsor’s principal financial and accounting officers. Furthermore, certain fundamental actions regarding the Sponsor, such as the removal of officers, the addition or substitution of members, or the incurrence of liabilities other than those incurred in the ordinary course of business and de minimis liabilities, may not be taken without the affirmative vote of a majority of the Class A members (which is generally defined as the affirmative vote of each Mr. Gilbertie and Van Eck Associates Corporation). The Sponsor has no board of directors, and the Trust has no board of directors or officers. The three Class A members of the Sponsor are Sal Gilbertie, Carl N. Miller III, and Van Eck Associates Corporation.

The following information replaces the fifth paragraph of the “THE OFFERING – The Sponsor – Management of the Sponsor” section of the prospectus:

Messrs. Gilbertie and Kahler, Van Eck Associates Corporation, and Ms. Mullen-Rusin are “principals,” as that term is defined in CFTC Rule 3.1, of the Sponsor and Teucrium Investment Advisors, LLC. These persons are principals due to their positions and/or due to their ownership interests in the Sponsor. GFI Group LLC is a principal under CFTC Rules due to its ownership of certain non-voting securities of the Sponsor and Teucrium Investment Advisors, LLC. NMSIC Classic LLC is a principal under CFTC Rules due to its greater than 10% capital contribution to the Sponsor. The Sponsor is a listed principal of Teucrium Investment Advisors, LLC due to its 100% ownership of the entity.